FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:

April 28, 2005

By:

Troy Bullock

CFO

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 151 OF THE SECURITIES RULES:

SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1.

Reporting Issuer

Norsat International Inc.

300-4401 Still Creek Drive

Burnaby, B.C.

V5C 6G9

2.

Date of Material Change

April 28, 2005

3.

Press Release

Date of Issuance:

April 28, 2005

Place of Issuance:

Burnaby, B.C.

4.

Summary of Material Change

Norsat International Inc. announced that Cameron Hunter has resigned as Chief Executive Officer, acting Chief Financial Officer and Director of the Company effective April 28, 2005.

5.

Full Description of Material Change

Please see Schedule “A” for full Press Release

6.

Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 75(3) of the Securites Act (Ontario)

Not applicable.

7.

Omitted Information

Not applicable.

8.

Senior Officers

For further information contact:

Ken Crump

Chairman of the Board

300-4401 Still Creek Drive

Burnaby, B.C.   V5C 6G9

Telephone:

(604) 292-9000

Facsimile:

(604) 292-9100

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 28th of April 2005.

NORSAT INTERNATIONAL INC.
Per:	“Kenneth Crump”
(Authorized Signatory)

Kenneth Crump – Chairman of the Board
(Print Name and Title)

SCHEDULE  “A” TO THE MATERIAL CHANGE REPORT

OF NORSAT INTERNATIONAL INC.

DATE OF MATERIAL CHANGE:  APRIL 28, 2005

NEWS RELEASE
For Immediate Release

Cameron Hunter Resigns as President, CEO and Director; Artour Baganov appointed as Interim President

Burnaby, British Columbia, Canada (April 28, 2005, 3:30 pm PDT) – The Board of Directors of Norsat International Inc. (TSX – NII; OTC BB-NSATF) today announced that Cameron Hunter, President, Chief Executive Officer and a Director of Norsat, has resigned, effective immediately.  Mr. Hunter has been an officer of Norsat since 2002, and its President and CEO since August, 2003.  Mr. Hunter will not stand for reelection as a Director at Norsat’s upcoming annual general meeting.

The Board of Directors of Norsat wish to thank Mr. Hunter for his tremendous contributions to Norsat during its transition, and wish him well in his future endeavours.

The Board of Directors has appointed Mr. Artour Baganov of Seattle, Washington as Interim President.  The Board has struck a committee to search for Mr. Hunter’s successor.  The Board also continues to seek to fill its vacant Chief Financial Officer position.

Mr. Baganov, a seasoned entrepreneur, is currently the managing director of an international consulting and private equity firm. He had been working with the Company’s management as an Executive Advisor in developing a strategic plan. Over the last ten years, he has served on the Boards of seventeen companies and organizations. Mr. Baganov was the co-founder and CEO of interGlobe Networks, Inc.. He had previously spearheaded the development of network and distributed computing at the University of Washington, Seattle and NorthWestNet. Mr. Baganov holds a BS in Computer Engineering from the University of Washington and an MS in Engineering from Kalinin Polytechnical Institute.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent.

Forward Looking Statements

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

More Information Contact

Ken Crump	Norsat International Inc.
Chairman of the Board Phone: 604-292-9000 Fax: 604-292-9011	300 – 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com